UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 19, 2009.

Exhibit 99.1

GOLAR NOTIFICATION OF TRADE

Golar LNG announces that it has renewed an existing total return equity swap in its own shares for a further 6 months at an average price of NOK41.00. After this transaction Golar holds a total of 350,000 shares in its own right together with the 300,000 shares in connection with the equity swap noted above.

Golar LNG Limited
May 19, 2009
Hamilton, Bermuda.

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 063 7900:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 20, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer